

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2022

Ryan Stash
Senior Vice President, Chief Financial Officer, and Treasurer
Evolution Petroleum Corporation
1155 Dairy Ashford Road, Suite 425
Houston, Texas 77079

> **Re: Evolution Petroleum Corporation**
> **Regulation Statement on Form S-3**
> **Filed June 3, 2022**
> **File No. 333-265430**

Dear Mr. Stash:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeff Dobbs